SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                               SCHEDULE 13G

                 Under the Securities Exchange Act of 1934

                           (Amendment No. ...)*

                     TRANSPORATIONS COMPONENTS, INC.
                      -----------------------------
                             (Name of Issuer)

                  Common Stock $.01 Par Value Per Share
                  -------------------------------------
                      (Title of Class of Securities)

                               893878 10 8
                           -------------------
                              (CUSIP Number)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  893878 10 8             13G                Page 2 of 7 Pages

   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               JOHN R. OREN


   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (A)[ ]
           None
                                                             (B)[ ]

   3   SEC USE ONLY


   4   CITIZENSHIP OR PLACE OF ORGANIZATION

           United States of America


       NUMBER OF                    5  SOLE VOTING POWER
                                         10,000
         SHARES
                                    6  SHARED VOTING POWER
      BENEFICIALLY                       2,162,388

        OWNED BY                    7  SOLE DISPOSITIVE POWER
                                         10,000
          EACH

       REPORTING                    8  SHARED DISPOSITIVE POWER
                                         2,162,388
         PERSON

          WITH

   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                         2,172,388

  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

          [ ]

  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                  12.3%

  12   TYPE OF REPORTING PERSON*
                  IN

CUSIP NO.  893878 10 8             13G                Page 3 of 7 Pages

   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               Notre Capital Ventures II, L.L.C.


   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (A)[ ]
           None
                                                             (B)[ ]

   3   SEC USE ONLY


   4   CITIZENSHIP OR PLACE OF ORGANIZATION

           Texas


       NUMBER OF                    5  SOLE VOTING POWER
                                         0
         SHARES
                                    6  SHARED VOTING POWER
      BENEFICIALLY                       2,162,388

        OWNED BY                    7  SOLE DISPOSITIVE POWER
                                         0
          EACH

       REPORTING                    8  SHARED DISPOSITIVE POWER
                                         2,162,388
         PERSON

          WITH

   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                         2,162,388

  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

          [ ]

  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                  12.2%

  12   TYPE OF REPORTING PERSON*
                  OO (limited liability company)

                            ITEM 1(A)

Name of issuer: The name of the issuer is Transportation Components, Inc. dba TransCom USA ("TransCom USA").

                            ITEM 1(B)

Address of issuer's principal executive offices: The principal executive office of TransCom USA is Three Riverway, Suite 200, Houston, Texas 77056.
                            ITEM 2(A)

Name of person filing: The reporting persons are John R. Oren and Notre Capital Ventures II, L.L.C. John R. Oren is a Managing Director of Notre Capital Ventures II, L.L.C. ("Notre").

                            ITEM 2(B)

Address or principal business office or, if none, residence: The address of John R. Oren and Notre is Three Riverway, Suite 630, Houston, Texas 77056.

                            Item 2(c)

Citizenship: John R. Oren is a citizen of the United States of America. Notre is organized in the State of Texas.

                            Item 2(d)

Title of class of securities: The class of securities of TransCom USA owned beneficially by John R. Oren and Notre is common stock, $.01 par value (the "Common Stock").

                            Item 2(e)

CUSIP Number: 893878 10 8

                              Item 3

Not applicable

                              Item 4

Ownership:

(a) The amount of securities beneficially owned by each of John R. Oren and Notre is 2,172,388 and 2,162,388 shares of Common Stock, respectively.

(b) The percent of the class of Common Stock beneficially owned by each of John
    R. Oren and Notre is 12.3% and 12.2%, respectively.

(c) John R. Oren has the sole power to vote or to direct the vote of 10,000 shares of the Common Stock and the sole power to dispose or to direct the disposition of 10,000 shares of the Common Stock. John R. Oren and Notre each has the shared power to vote or to direct the vote of 2,162,388 shares of the Common Stock and the shared power to dispose or to direct the disposition of 2,162,388 shares of the Common Stock.

                              ITEM 5

Ownership of 5 Percent or Less of a Class:  Not applicable

                              ITEM 6

Ownership of More than 5 Percent on Behalf of Another Person:  Not applicable

                              ITEM 7

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company: Not applicable

                              ITEM 8

Identification and Classification of Members of the Group:  Not applicable

                              ITEM 9

Notice of Dissolution of Group:  Not applicable

                             Item 10

Certification:  Not applicable

                                   Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                              _____________________________
                                              (Date)


                                              _____________________________
                                              (Signature)


                                              John R. Oren
                                              (Name/Title)


                                              NOTRE CAPITAL VENTURES II, L.L.C.



                                              By: __________________________


                                              Its: _________________________

                              Exhibit 1

                              AGREEMENT


The undersigned reporting persons hereby agree that the statements filed pursuant to this Schedule 13G dated February ____, 1999, to which this Agreement is filed as an exhibit, is filed on behalf of them.




                                        (Signature)


                                        John R. Oren
                                       (Name/Title)


                                        NOTRE CAPITAL VENTURES II, L.L.C.



                                        By: ______________________________


                                        Its: _____________________________